September 23, 2024

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai   an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

       Re: Youxin Technology Ltd
           Amendment No. 9 to Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-274404
Dear Shaozhang Lin:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 9, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance
Lost Customers, page 55

1. We note your disclosures on page 1 and 54 where you state that you 22 lost customers during the six months ended March 31, 2023, which appears to suggest a churn rate of
       67% for this period. However, the table on page 55 indicates that you lost 13 customers during the six months ended March 31, 2023, representing a churn rate of 39%. In addition, on page 54 you state that you had 17 customers at September 30, 2023 and lost
       12 customers during the six months ended March 31, 2024, which would equate to a churn rate of 71% versus your disclosed rate of 75%. Please explain each of these apparent inconsistencies and revise as necessary.
 September 23, 2024
Page 2

Notes to Unaudited Condensed Consolidated Financial Statements, page F-33

2. Please revise the header on page F-33 to refer to the financial statements for the six months ended March 31, 2024 and 2023.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Larry Spirgel at 202-551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Anthony Basch